UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MFC Industrial Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

55278T105

(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55278T105
1.	Names of Reporting Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,825,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 20,825,000
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,825,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 55278T105
1.	Names of Reporting Persons IAT Reinsurance Company Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,825,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 13,825,000
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,825,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 3 ("AMENDMENT NO. 3") to Schedule 13D is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, no par value per share (the "SHARES"), of MFC Industrial Ltd., a British Columbia corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg and/or IAT Reinsurance Company, Ltd., a Bermuda limited liability company (“IAT"). IAT and Peter R. Kellogg are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 3 amends and supplements the statement on Schedule 13D dated February 9, 2001, as amended from time to time, relating to the Shares. This Amendment No. 3 reflects transactions and developments through August 28, 2013, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 3 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

           (a)  As of the close of business on August 28, 2013, Mr. Kellogg may be deemed to beneficially own an aggregate of 20,825,000 Shares, constituting approximately 33.3% of the Shares outstanding.

           (b) IAT Reinsurance, may be deemed to beneficially own 13,825,000 Shares, constituting approximately 22.1% of the Shares outstanding. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 1,200,000 Shares owned by his wife, Cynthia. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

           (c) During the past 60 days, the Reporting Persons have purchased Shares as set forth in the table below.

Date	Purchaser	Number of Shares Purchased	Price Per Share
July 18, 2013	Peter R. Kellogg	403,000	$8.22
August 1, 2013	Peter R. Kellogg	14,000	$8.52
August 2, 2013	Peter R. Kellogg	14,000	$8.38
August 5, 2013	Peter R. Kellogg	14,000	$8.49
August 6, 2013	Peter R. Kellogg	10,254	$8.52
August 7, 2013	Peter R. Kellogg	9,746	$8.53
August 8, 2013	Peter R. Kellogg	8,750	$8.70
August 9, 2013	Peter R. Kellogg	8,750	$8.77
August 12, 2013	Peter R. Kellogg	8,750	$8.82
August 13, 2013	Peter R. Kellogg	13,750	$8.62
August 23, 2013	IAT Reinsurance	200,000	$8.10

(d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e) Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE	September 4, 2013

IAT REINSURANCE COMPANY LTD.
/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

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